                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           GRUPO ELEKTRA, S.A. de C.V.
                           ---------------------------
                                (Name of Issuer)

                        Series B Shares Without Par Value
                        ---------------------------------
                         (Title of Class of Securities)

                                    P3642B163
                                 --------------
                                 (CUSIP Number)


                              Mr. Robert Deutschman
                                1299 Ocean Avenue
                                    Suite 306
                             Santa Monica, CA 90401
                                 (310) 393-6632
                     --------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   May 2, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. / /

     NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------       ---------------------------------
CUSIP NO. P3642B163                           PAGE   2   OF    8    PAGES
          ---------                               -----     ------
---------------------------------------       ---------------------------------


-------------------------------------------------------------------------------
  (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Cappello Group, Inc.
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/X/
                                                                        (b)/_/
-------------------------------------------------------------------------------
  (3)     SEC USE ONLY

-------------------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               /_/

-------------------------------------------------------------------------------
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
-------------------------------------------------------------------------------
NUMBER OF  SHARES       (7) SOLE VOTING POWER

                            310,031,601 Series B Shares
                       --------------------------------------------------------
BENEFICIALLY OWNED BY   (8) SHARED VOTING POWER

                            0
                       --------------------------------------------------------
EACH REPORTING          (9) SOLE DISPOSITIVE POWER

                            310,031,601 Series B Shares
                       --------------------------------------------------------
PERSON WITH            (10) SHARED DISPOSITIVE POWER

                            0
-------------------------------------------------------------------------------
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          310,031,601 Series B Shares
-------------------------------------------------------------------------------
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          /_/

-------------------------------------------------------------------------------
  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.0%
-------------------------------------------------------------------------------
  (14)    TYPE OF REPORTING PERSON*
          CO

-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------------       ---------------------------------
CUSIP NO. P3642B163                           PAGE  3   OF    8    PAGES
          ---------                               -----     ------
---------------------------------------       ---------------------------------


-------------------------------------------------------------------------------
  (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Alexander L. Cappello
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/X/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  (3)     SEC USE ONLY

-------------------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               /_/

-------------------------------------------------------------------------------
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
-------------------------------------------------------------------------------
NUMBER OF  SHARES       (7) SOLE VOTING POWER

                            310,031,601
                       --------------------------------------------------------
BENEFICIALLY OWNED BY   (8) SHARED VOTING POWER

                            0
                       --------------------------------------------------------
EACH REPORTING          (9) SOLE DISPOSITIVE POWER

                            310,031,601
                       --------------------------------------------------------
PERSON WITH            (10) SHARED DISPOSITIVE POWER

                            0
-------------------------------------------------------------------------------
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          310,031,601
-------------------------------------------------------------------------------
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          /_/

-------------------------------------------------------------------------------
  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.0%
-------------------------------------------------------------------------------
  (14)    TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------------       ---------------------------------
CUSIP NO. P3642B163                           PAGE  4   OF    8    PAGES
          ---------                               -----     ------
---------------------------------------       ---------------------------------


-------------------------------------------------------------------------------
  (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Linda Cappello
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/X/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  (3)     SEC USE ONLY

-------------------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               /_/

-------------------------------------------------------------------------------
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
-------------------------------------------------------------------------------
NUMBER OF  SHARES       (7) SOLE VOTING POWER

                            310,031,601
                       --------------------------------------------------------
BENEFICIALLY OWNED BY   (8) SHARED VOTING POWER

                            -0-
                       --------------------------------------------------------
EACH REPORTING          (9) SOLE DISPOSITIVE POWER

                            310,031,601
                       --------------------------------------------------------
PERSON WITH            (10) SHARED DISPOSITIVE POWER

                            -0-
-------------------------------------------------------------------------------
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          310,031,601
-------------------------------------------------------------------------------
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          /_/

-------------------------------------------------------------------------------
  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.0%
-------------------------------------------------------------------------------
  (14)    TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

This Statement relates to the Series B Common Stock, no par value ("Series B Shares"), of Grupo Elektra, S.A. de C.V. (the "Issuer"). The address of the principal executive office of the Issuer is Edificio Parque Cuiculico (Esmeralda), Insurgentes Sur, No. 3579, Col. Tlalpan La Joya, 14000 Mexico, D.F.

ITEM 2.   IDENTITY AND BACKGROUND

This Statement is filed on behalf of Cappello Group, Inc., a California Corporation ("Cappello") which is principally involved in making investments. Cappello's principal business address is 1299 Ocean Avenue, Suite 306, Santa Monica, California, 90401.

Mr. Alexander Cappello acts as Chairman of the Board and Chief Executive Officer of Cappello. Mrs. Linda Cappello acts as a Director, Vice President and Secretary of Cappello. Additionally, Mr. Alexander Cappello and Mrs. Linda Cappello may be deemed to control Cappello.

The executive officers and directors of Cappello are listed below. The principal business address for each executive officer and director is 1299 Ocean Avenue, Suite 306, Santa Monica, CA 90401. Each executive officer is a citizen of the United States of America.

EXECUTIVE OFFICERS & DIRECTORS


Alexander Cappello       Chairman of the Board, President, Chief Executive
                         Officer and Chief Financial Officer

Linda Cappello           Director, Vice President and Secretary


During the last five years, neither Cappello nor, to the best of its knowledge, any of its executive officers and directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 2, 1999, Cappello entered into an agreement with certain holders of Series B Shares which are reported as beneficially owned by Cappello pursuant to this Schedule 13D, shares of Series A common stock of the Company, no par value (representing 23.5% of all outstanding Series A shares), shares of Series L common stock of the Company, no par value (representing 1% of all outstanding Series L shares) and certain distributions with respect to, and interests in entities holding, such shares (the "Option Shares") which gave Cappello the right to purchase such Option Shares and certain other equity of the Company (the "Stock Option Agreement"). Cappello expects to assign to a third party (the "New Purchaser") all of its rights under the Stock Option Agreement, sell the Option Shares to such New Purchaser or otherwise dispose of the Option Shares to such New Purchaser subject to the option granted by the Stock Option Agreement. Cappello does not currently have a binding agreement for any such transaction but may so dispose of the Option Shares to the Company, Mr. Ricardo Salinas Pliego, another member of the Salinas family or an affiliate of such persons. Depending on the structure such transaction takes, Cappello may borrow the funds to exercise the options under the Stock Option Agreement from such persons or others.


ITEM 4.   PURPOSE OF TRANSACTION

Cappello has made no proposals and has entered into no agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of
Schedule 13D; however, Cappello makes no representation as to the intent of any New Purchaser.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER


(a) As of the date of this Schedule 13D, Cappello beneficially owns 310,031,601 Series B Shares (approximately 16.0% of the outstanding Series B Shares based on the Form 20-F filed by the Company on June 30, 1998) all of which Cappello has the right to acquire within 60 days following the date hereof pursuant to the exercise of the option rights under the Stock Option Agreement.

     Mr. Alexander Cappello and Mrs. Linda Cappello may be deemed to beneficially own Series B Shares deemed to be owned by Cappello (as set forth above).

(b) Cappello has sole power to vote and dispose of the Series B Shares upon exercise of its option under the Stock Option Agreement.

(c) Mr. Alexander Cappello and Mrs. Linda Cappello may be deemed to beneficially own Series B Shares deemed to be owned by Cappello (as set forth above) and, due to their ability to direct the actions of Cappello, may be deemed to have power to vote and dispose of the Series B Shares when the power is gained by Cappello upon exercise of the option.

(d) Except for the Stock Option Agreement described herein, none of Cappello, and to the best of its knowledge, none of its executive officers or directors has effected transactions involving the Series B Shares during the last 60 days.

(e)  None

(f)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Cappello expects to assign to a New Purchaser all of its rights under the Stock Option Agreement, sell the Option Shares to such New Purchaser or otherwise dispose of the Option Shares to such New Purchaser subject to the option granted by the Stock Option Agreement. Cappello does not currently have a binding agreement for any such transaction but may so dispose of the Option

Shares to the Company, Mr. Ricardo Salinas Pliego, another member of the Salinas family or an affiliate of such persons.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

The following is filed herewith as an Exhibit to this Schedule 13D:

Exhibit 1 --   A written agreement relating to the filing of the joint
               acquisition statement as required by Rule 13d-1(k)(1) under the Securities Act of 1934, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 5th day of May, 1999.

CAPPELLO GROUP, INC.


BY:/s/ ALEXANDER CAPPELLO
   --------------------------
Alexander Cappello
Chief Executive Officer

                                                                       Exhibit 1


                             Joint Filing Agreement


Each of the undersigned acknowledges and agrees that the foregoing statement on
Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of this 5th day of May, 1999.

CAPPELLO GROUP, INC.


BY:/s/ ALEXANDER CAPPELLO
----------------------------------
Alexander Cappello
Chief Financial Officer


  /s/ ALEXANDER CAPPELLO
----------------------------------
Alexander Cappello


  /s/ LINDA CAPPELLO
----------------------------------
Linda Cappello


                                      -1-